FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOT FOR DISTRIBUTION
, PUBLICATION
 OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA,
 INDONESIA, JAPAN
,
MEXICO, THE KINGDOM OF SAUDI ARABIA, SOUTH KOREA, SWITZERLAND, TURKEY, THE UNITED ARAB EMIRATES
OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION
, PUBLICATION
 OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS
MAY
 BE
 APPLICABLE. PLEASE
SEE
  THE IMPORTANT NOTICE AT THE END OF
THIS ANNOUNCEMENT.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement
,
 make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
The Ordinary S
hares trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

19 March 2009

HSBC Holdings p
lc

Results of General Meeting
, d
espatch of Provisional Allotment Letters and
lifting of suspension of
removals between registers

Results of General Meeting

A
t the
 General Meeting of HSBC Holdings plc (
HSBC
)
held on Thursday 19 M
arch 2009 in connection with its 5 for 12
 rights issue (the
Rights
Issue
)
all the
Resolutions
proposed in the circular to shareholders dated 3 March 2009
were
passed on a poll.

T
he results of the poll on each R
esolution are set out below:

Resolution	Total Vot es For (%)	Total Votes Against (%)	Withheld*
1. To increase the authorised ordinary share capital	5,254,691,415 (99.40%)	31,694,321 (0.60%)	12,356,062
2. To give the Directors the authority to allot the New Ordinary Shares in connection with the Rights Issue	5,213,207,317 (99.05%)	50,209,768 (0.95%)	27,846,336
3. To disapply pre-emption rights, where necessary, in con nection with the Rights Issue (Special Resolution)	4,883,607,464 (92.91%)	372,863,036 (7.09%)	34,828,118

*
 A 'Vote Withheld' is not a vote in law and is not counted towards the proportion of votes 'For' or 'Against' a resolution

The total number of Ordinary Shares entitling the Shareholders to attend and vote for or against the Resolutions at the General Meeting was 12,144,573,7
57 Ordinary Shares
.
Th
e scrutineers of the poll were
Electoral Reform Services Limited and Computershare Investor Services
PLC
.

Resolutions submitted to the
UK
 Listing Authority

C
opies of the Resolutions passed at the General Meeting

have been submitted to the UK Listing Authority, and
 will shortly be available for inspection
 at the UK Listing Authority's Document Viewing F
acility situated at:

The Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
 E14 5HS

D
espatch of Provisional Allotment Letters

It is expected that Provisional Allotment Letters in relation to the New Ordinary Shares to be issued pursuant to the Rights Issue will be posted to Qualifying
Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and Qualifying Bermuda
Shareholders later today.

Lifting of suspension of
 removals between registers

The suspension of removals of Ordinary Shares to or from the principal register in the United Kingdom and/or overseas branch registers of shareholders in Hong Kong and Bermuda will be lifted from 8.00 a.m. (UK time) on Friday 20 March 2009 in London, 9.00 a.m. (Bermuda time) on Friday 20 March 2009 in Bermuda and from 4.30 p.m. (Hong Kong time) on Friday 20 March 2009 in Hong Kong.

Unless otherwise defined in this announcement, capitalised terms shall have the meaning given to them in the Prospectus.

By Order of the Board

R G Barber
Group Company Secretary

Contacts

For further information please contact:

HSBC Holdings plc:
London
:

Hong Kong
:
Richard Beck

             +44 (0)20 7991 0633

       David Hall
      +8522822 1133
Director of Group Communications

       Head of Group Public Affairs (
Asia
)

Goldman Sachs International:
Matthew Westerman
     +44 (0)20 7552 3549
Todd Leland

              +44 (0)20 7552 9135

J
.
P
.
Morgan Cazenove:
Naguib Kheraj

           +44 (0)20 7588 2828
Ian Hannam

                +44 (0)20 7588 2828

HSBC Bank plc:
Russell Julius

             +44 (0)20 7991 8888

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson†, J L Thornton† and Sir Brian Williamson†.

* Non-executive Director
† Independent non-executive Director

It is expected that
UK
Admission will take place and that the dealings in the New
Ordinary
Shares (nil paid) on the London Stock Exchange'
s main market will commence at 8.00 a.m. (UK time) on 20 March 2009 in London and that
 HK Admission will take place at 9:30 a.m. (Hong Kong time) on 20 March 2009 and that the dealings in the New Ordinary Shares (nil paid) will commence at
9.30 a.m. (Hong Kong time) on 23 March 2009 in Hong Kong
. It is expected that Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders and enabled in CREST as soon as practicable after 8.00

a.m.

(
UK
 time)
on
20 March 2009
 and to stock accounts of Qualifying CCASS Shareholders by
9.30 a.m.
 (
Hong Kong
 time) on
23 March 2009
.

This announcement has been issued by and is the sole responsibility of HSBC.
This announcement shall not constitute an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in these materials, in any jurisdiction, including the United States, in which such offer, invitation, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. HSBC has
 file
d
 a registration statement in the
United States
 under the
United States
 Securities Act of 1933, as amended
 (the "Securities Act")
, in connection with the offer and sale of the securities.
A written prospectus
satisfying the requirements of Section 10 of the Securities Act and containing the detailed terms of the Rights Issue is available on the United States Securities and Exchange Commission's website at
www.sec.gov
, or may be obtained from HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom or c/o HSBC Bank USA, National Association, 452 Fifth Avenue, New York, NY 10018, United States, Attention: Regional Compliance Officer.

Goldman Sachs International, J
.
P
.
Morgan Cazenove, J.P. Morgan and HSBC Bank plc, which are each authorised and regulated in the United Kingdom by the Financial Services Authority, are acting for HSBC and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than HSBC for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein.
This announcement is not a prospectus or an extract from, a summary or abridged version of a prospectus but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares except on the basis of information contained in the Prospectus.

The distribution of this announcement, the Prospectus and/or the Provisional Allotment Letter
s
 and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom, Hong Kong or Bermuda may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions. In particular, subject to certain exceptions as agreed with the Company and certain of the Banks, this announcement should not be distributed, forwarded to or transmitted in, into or from any of the
Excluded

Territories
.

None of the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letter and the New Ordinary Shares will be registered under the securities laws of any of the Excluded Territories and none of the Nil Paid Rights, the Fully Paid Rights or the New Ordinary Shares will qualify for distribution under any of the relevant securities laws of any of the Excluded Territories (other than pursuant to any applicable exceptions as agreed with the Company and certain of the Banks). Accordingly, the Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares may not be offered, sold, pledged, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within any of the Excluded Territories (other than pursuant to any applicable exceptions as agreed with the Company and certain of the Banks).

In particular, this announcement is not for distribution or release, directly or indirectly in or into
Canada
,
Indonesia
,
Japan
,
Mexico
, the
Kingdom
 of
Saudi Arabia
,
South Korea
,
Switzerland
,
Turkey
, the
United Arab Emirates
 or any other jurisdiction in which the distribution or release would be unlawful.

Neither the content of HSBC's website nor any website accessible by hyperlinks on HSBC's website is incorporated in, or forms part of, this announcement.

References to the Prospectus in this announcement are to the prospectus published by HSBC on 17 March 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: March 19, 2009